UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2012

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No   ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2012

ITEM 1—FINANCIAL STATEMENTS

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$
REVENUES (note 8c)	227,956	239,900	723,705	707,816

OPERATING EXPENSES
Voyage expenses	24,225	31,096	98,506	89,133
Vessel operating expenses (note 8c, 9)	70,767	71,641	211,854	221,968
Time-charter hire expense	14,910	18,620	41,496	57,072
Depreciation and amortization	47,768	46,903	147,382	138,636
General and administrative (note 8c, 9)	19,612	17,643	58,437	54,530
Loss on sale and write-down of vessels (note 13)	9,193	23,961	12,462	33,226
Restructuring charge (note 6)	—	—	—	3,924

Total operating expenses	186,475	209,864	570,137	598,489

Income from vessel operations	41,481	30,036	153,568	109,327

OTHER ITEMS
Interest expense (note 5, 8c)	(12,073)	(9,271)	(37,355)	(26,630)
Interest income	184	181	534	460
Realized and unrealized losses on non-designated derivative instruments (note 9)	(13,458)	(100,499)	(57,536)	(128,379)
Foreign currency exchange loss (note 9)	(715)	(316)	(2,585)	(748)
Other (loss) income – net (note 7)	(55)	966	1,251	3,435

Total other items	(26,117)	(108,939)	(95,691)	(151,862)

Income (loss) before income tax recovery (expense)	15,364	(78,903)	57,877	(42,535)
Income tax (expense) recovery (note 10)	(1,025)	3,528	(564)	(2,162)

Net income (loss)	14,339	(75,375)	57,313	(44,697)

Non-controlling interest in net income (loss)	572	(296)	3,040	18,360
General Partner’s interest in net income (loss)	2,547	38	7,410	3,376
Limited partners’ interest: (note 12)
Net income (loss)	11,220	(75,117)	46,863	(66,433)
Net income (loss) per common unit (basic and diluted)	0.15	(1.18)	0.65	(1.09)

Weighted-average number of units outstanding:
- Common units (basic and diluted) (note 12)	73,577,367	63,459,310	71,617,338	61,166,318

Cash distributions declared per unit	0.5125	0.5000	1.5375	1.5000

Related party transactions (note 8)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$
Net income (loss)	14,339	(75,375)	57,313	(44,697)

Other comprehensive income (loss):
Unrealized net gain (loss) on qualifying cash flow hedging instruments (note 9)	292	(2,412)	628	600
Realized net gain on qualifying cash flow hedging instruments (note 9)	(241)	(537)	(507)	(2,048)

Other comprehensive income (loss)	51	(2,949)	121	(1,448)

Comprehensive income (loss)	14,390	(78,324)	57,434	(46,145)

Non-controlling interest in comprehensive income (loss)	572	(296)	3,040	18,805
Partners’ interest in comprehensive income (loss)	13,818	(78,028)	54,394	(64,950)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	September 30, 2012	December 31, 2011
	$	$
ASSETS
Current
Cash and cash equivalents	205,753	179,934
Accounts receivable, including non-trade of $7,714 (December 31, 2011—$7,714)	95,271	83,129
Vessels held for sale (note 3a)	8,000	19,000
Net investments in direct financing leases—current	8,176	17,096
Prepaid expenses	39,401	36,963
Due from affiliates (note 8d)	6,722	6,138
Current portion of derivative instruments (note 9)	3,865	4,318
Other current assets	—	1,181

Total current assets	367,188	347,759

Vessels and equipment
At cost, less accumulated depreciation of $1,351,328 (December 31, 2011—$1,269,219)	2,400,466	2,539,949
Advances on newbuilding contracts	81,868	45,637
Net investments in direct financing leases	28,944	33,210
Derivative instruments (note 9)	5,092	877
Other assets	29,412	28,540
Intangible assets – net	17,056	21,644
Goodwill – shuttle tanker segment	127,113	127,113

Total assets	3,057,139	3,144,729

LIABILITIES AND EQUITY
Current
Accounts payable	20,921	16,732
Accrued liabilities (note 9)	65,704	82,488
Due to affiliates (note 8d)	52,188	39,678
Current portion of long-term debt (note 5)	121,509	229,365
Current portion of derivative instruments (note 9)	49,429	46,396
Current portion of in-process revenue contracts	12,744	13,550

Total current liabilities	322,495	428,209

Long-term debt (note 5)	1,621,909	1,799,711
Derivative instruments (note 9)	257,569	244,998
In-process revenue contracts	104,506	113,202
Other long-term liabilities, including an amount due to parent of $5.6 million (December 31, 2011— $5.2 million)	32,639	35,569

Total liabilities	2,339,118	2,621,689

Commitments and contingencies (note 5, 9, 11)
Redeemable non-controlling interest (note 11b)	36,241	38,307
Equity
Non-controlling interest	42,711	40,622
Partners’ equity	639,502	444,665
Accumulated other comprehensive loss	(433)	(554)

Total equity	681,780	484,733

Total liabilities and total equity	3,057,139	3,144,729

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2012	2011
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	57,313	(44,697)
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 9)	11,962	90,224
Depreciation and amortization	147,382	138,636
Loss on sale and write down of vessels	12,462	33,226
Deferred income tax expense (recovery) (note 10)	592	(71)
Foreign currency exchange (gain) loss and other	(1,748)	3,850
Change in non-cash working capital items related to operating activities	(18,670)	5,146
Expenditures for dry docking	(8,673)	(23,312)

Net operating cash flow	200,620	203,002

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	266,849	420,626
Scheduled repayments of long-term debt (note 5)	(119,642)	(86,230)
Prepayments of long-term debt	(440,699)	(125,561)
Debt issuance costs	(4,361)	—
Advance from joint venture partner	—	14,500
Repayment of advance from joint venture partner	—	(14,500)
Contribution by Teekay Corporation relating to acquisition of Rio das Ostras	—	2,000
Purchase of 49% interest in Teekay Offshore Operating L.P. (note 8a)	—	(160,000)
Purchase of Peary Spirit LLC (note 8b)	—	(37,730)
Equity contribution from joint venture partner	2,750	3,750
Proceeds from issuance of common units (note 12)	257,770	20,408
Expenses of equity offerings	(510)	(119)
Cash distributions paid by the Partnership	(116,696)	(95,329)
Cash distributions paid by subsidiaries to non-controlling interests	(5,767)	(33,475)
Other	—	(658)

Net financing cash flow	(160,306)	(92,318)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(44,166)	(145,538)
Proceeds from sale of vessels and equipment	16,485	13,354
Investment in direct financing lease assets	—	316
Direct financing lease payments received	13,186	15,636

Net investing cash flow	(14,495)	(116,232)

Increase (decrease) in cash and cash equivalents	25,819	(5,548)
Cash and cash equivalents, beginning of the period	179,934	166,483

Cash and cash equivalents, end of the period	205,753	160,935

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
				Accumulated
				Other			Redeemable
				Comprehensive	Non-		Non-
	Limited Partners		General	Income (Loss)	controlling	Total	controlling
	Common		Partner	(Note 9)	Interest	Equity	Interest
	Units	$	$	$	$	$	$
Balance as at December 31, 2011	70,627	429,536	15,129	(554)	40,622	484,733	38,307

Net income	—	46,863	7,410	—	3,040	57,313	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	(106)	(106)	106
Other comprehensive income (note 9)	—	—	—	121	—	121	—
Cash distributions	—	(108,577)	(8,119)	—	(3,595)	(120,291)	(2,172)
Contribution of capital from joint venture partner	—	—	—	—	2,750	2,750	—
Equity offering (note 12)	9,479	251,952	5,308	—	—	257,260	—

Balance as at September 30, 2012	80,106	619,774	19,728	(433)	42,711	681,780	36,241

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and variable interest entities for which Teekay Offshore Partners L.P. or its subsidiaries are the primary beneficiaries (see note 11) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2011, which are included in the Partnership’s Annual Report on Form 20-F. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Adoption of New Accounting Policies

In January 2012, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification 820, Fair Value Measurement, which clarifies or changes the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this standard did not have an impact on the Partnership’s consolidated financial statements other than the disclosures as presented in note 3 – Financial Instruments.

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2011. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2012		December 31, 2011
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level	$	$	$	$
Recurring:
Cash and cash equivalents	Level 1	205,753	205,753	179,934	179,934
Contingent consideration	Level 3	(11,444)	(11,444)	(10,894)	(10,894)
Derivative instruments (note 9)
Interest rate swap agreements	Level 2	(314,988)	(314,988)	(297,979)	(297,979)
Cross currency swap agreement	Level 2	6,609	6,609	2,677	2,677
Foreign currency forward contracts	Level 2	1,730	1,730	(1,078)	(1,078)
Non-Recurring:
Vessels held for sale	Level 2	—	—	19,000	19,000
Vessels and equipment (note 13)	Level 2	6,500	6,500	42,848	42,848
Other:
Long-term debt (note 5)	Level 2	(1,743,418)	(1,638,220)	(2,029,076)	(1,901,079)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Changes in fair value during the three and nine months ended September 30, 2012 and 2011, for the Partnership’s contingent consideration liability, relating to the acquisition of the Scott Spirit, that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Three months ended		Nine months ended
	Sept 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
	$	$	$	$
Fair value at beginning of period	(10,690)	—	(10,894)	—
Unrealized gains (loss) included in Other income—net	(754)	—	(550)	—

Fair value at end of period	(11,444)	—	(11,444)	—

On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition.

The estimated fair value of the Partnership’s contingent consideration liability is based in part upon the Partnership’s projection of incremental revenue secured during the period from September 1, 2011 to October 1, 2013, based primarily on the estimated number of new ship days, the daily rate for those new ship days, pursuant to new contracts, and the change in rate on existing ship days. The estimated fair value of the consideration liability as of September 30, 2012 is based upon estimated new ship days of 502 days (787 days – December 31, 2011) at an average daily hire rate of $63,467 ($53,043 – December 31, 2011) and a net increase in the daily rate of approximately $15,000 for 468 existing ship days. In developing and evaluating these estimates, the Partnership has used the actual number of new ship days and corresponding daily hire rate for the period subsequent to September 30, 2011, but prior to the date of valuation, forecasts for future periods and probabilities of such results, as well as the minimum (zero) and maximum ($12.0 million) payout amount as provided for in the contingent consideration formula. A different number of days, average daily hire rates, or probability of achieving these days and average daily hire rate, would result in a lower fair value liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	September 30, 2012 $	December 31, 2011 $
Direct financing leases	Payment activity	Performing	37,120	50,306

4.	Segment Reporting

The following tables include results for the Partnership’s shuttle tanker segment, conventional tanker segment, floating, storage and off-take (or FSO) unit segment and floating, production, storage and off-loading (or FPSO) unit segment for the periods presented in these consolidated financial statements:

	Shuttle		Conventional
	Tanker		Tanker		FSO		FPSO
	Segment		Segment		Segment		Segment		Total
	Three Months Ended September 30,
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	$	$	$	$	$	$	$	$	$	$
Revenues	137,616	145,647	19,773	37,082	12,664	15,105	57,903	42,066	227,956	239,900
Voyage expenses	20,182	22,822	3,553	7,882	490	392	—	—	24,225	31,096
Vessel operating expenses	32,233	40,327	4,673	5,965	7,932	7,164	25,929	18,185	70,767	71,641
Time-charter hire expense	14,910	18,620	—	—	—	—	—	—	14,910	18,620
Depreciation and amortization	30,212	29,102	2,580	5,572	2,250	2,945	12,726	9,284	47,768	46,903
General and administrative (1)	10,969	12,449	1,845	1,021	880	674	5,918	3,499	19,612	17,643
Loss on sale and write-down of vessels	9,193	8,319	—	15,642	—	—	—	—	9,193	23,961

Income from vessel operations	19,917	14,008	7,122	1,000	1,112	3,930	13,330	11,098	41,481	30,036

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	Shuttle		Conventional
	Tanker		Tanker		FSO		FPSO
	Segment		Segment		Segment		Segment		Total
	Nine Months Ended September 30,
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	$	$	$	$	$	$	$	$	$	$
Revenues	426,290	423,062	82,966	110,299	42,470	47,543	171,979	126,912	723,705	707,816
Voyage expenses	79,487	67,562	18,189	20,567	830	1,004	—	—	98,506	89,133
Vessel operating expenses	102,199	123,221	14,488	17,802	21,318	23,723	73,849	57,222	211,854	221,968
Time-charter hire expense	41,496	57,072	—	—	—	—	—	—	41,496	57,072
Depreciation and amortization	93,527	85,238	9,167	17,174	6,509	9,117	38,179	27,107	147,382	138,636
General and administrative (1)	34,481	38,128	5,155	3,528	2,772	2,979	16,029	9,895	58,437	54,530
Loss on sale and write-down of vessels	10,241	8,319	2,221	24,736	—	171	—	—	12,462	33,226
Restructuring charge	—	1,227	—	—	—	2,697	—	—	—	3,924

Income from vessel operations	64,859	42,295	33,746	26,492	11,041	7,852	43,922	32,688	153,568	109,327

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2012	December 31, 2011
	$	$
Shuttle tanker segment	1,755,027	1,805,639
Conventional tanker segment	199,005	223,388
FSO segment	93,614	101,422
FPSO segment	763,326	786,391
Unallocated:
Cash and cash equivalents	205,753	179,934
Other assets	40,414	47,955

Consolidated total assets	3,057,139	3,144,729

5.	Long-Term Debt

	September 30, 2012	December 31, 2011
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	772,784	1,246,360
Norwegian Kroner Bonds due in 2013 and 2017	209,603	100,417
U.S. Dollar-denominated Term Loans due through 2018	221,145	238,867
U.S. Dollar-denominated Term Loans due through 2023	539,886	443,432

Total	1,743,418	2,029,076
Less current portion	121,509	229,365

Long-term portion	1,621,909	1,799,711

As at September 30, 2012, the Partnership had eight long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1,136.3 million, of which $363.5 million was undrawn. The total amount available under the revolving credit facilities reduces by $76.9 million (remainder of 2012), $319.0 million (2013), $637.5 million (2014), $17.5 million (2015), $26.0 million (2016) and $59.4 million (thereafter). Five of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The Partnership also has a revolving credit facility of which Teekay Corporation guaranteed $65.0 million of the final repayment. During July 2012, Teekay Corporation was released of this guarantee. The remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 32 of the Partnership’s vessels, together with other related security.

The Partnership has NOK 600 million in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. As at September 30, 2012, the carrying amount of the bonds was $104.8 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. The Partnership entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04%, and lock in the transfer of the principal amount at $98.5 million upon maturity in exchange for NOK 600 million. The Partnership also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Partnership’s related interest rate effectively floats at LIBOR, but reduced by 2.38% (see note 9).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

On January 18, 2012, the Partnership issued NOK 600 million of senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at September 30, 2012, the carrying amount of the bonds was $104.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 9).

As at September 30, 2012, six of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $221.1 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the six vessels to which the loans relate, together with other related security. As at September 30, 2012, the Partnership had guaranteed $68.0 million of these term loans, which represents its 50% share of the outstanding term loans of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $110.5 million and $42.6 million, respectively, of the aggregate term loans.

As at September 30, 2012, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit and the Scott Spirit, and for the Rio das Ostras and the Piranema Spirit FPSO units, which in aggregate totaled $539.9 million. For the Amundsen Spirit and the Nansen Spirit term loans, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final bullet payments of $28.4 million and $29.1 million, respectively due in 2022 and 2023, respectively. The Rio das Ostras, the Peary Spirit, the Scott Spirit and the Piranema Spirit term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2023 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at September 30, 2012, the Partnership had guaranteed $93.5 million of these term loans and Teekay Corporation had guaranteed $446.4 million.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At September 30, 2012 and December 31, 2011, the margins ranged between 0.30% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at September 30, 2012 was 2.1% (December 31, 2011—1.7%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 9).

The aggregate annual long-term debt principal repayments required to be made subsequent to September 30, 2012 are $26.5 million (remainder of 2012), $257.1 million (2013), $764.9 million (2014), $85.1 million (2015), $80.9 million (2016), and $528.9 million (thereafter).

As at September 30, 2012, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

6.	Restructuring Charge

During the three months ended March 31, 2011, the Partnership sold the FSO unit, Karratha Spirit, and the time-charter contract for the Basker Spirit shuttle tanker was terminated. The Partnership recorded restructuring charges relating to the termination of employment of certain seafarers of the two vessels of approximately $3.9 million during the nine months ended September 30, 2011. At September 30, 2012, and December 31, 2011, no restructuring liabilities were recorded in accrued liabilities.

7.	Other (Loss) Income – Net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Volatile organic compound emissions plant lease income	302	719	1,076	2,501
Miscellaneous	(357)	247	175	934

Other (loss) income – net	(55)	966	1,251	3,435

8.	Related Party Transactions and Balances

a)	On March 8, 2011, the Partnership acquired Teekay Corporation’s 49% interest in Teekay Offshore Operating L.P. (or OPCO) for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay Corporation between December 31, 2010 and the date of acquisition) and the issuance of 7.6 million of the Partnership’s common units to Teekay Corporation and a 2% proportionate interest to the General Partner in a private placement. The acquisition increased the Partnership’s ownership of OPCO to 100%. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value of $128.0 million for the 49% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $258.3 million.

b)	On August 2, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Peary Spirit, which is on a time charter to Statoil ASA, for a purchase price of $134.5 million. The purchase price was financed through the assumption of debt of $96.8 million and $37.7 million with cash. The excess of $5.5 million of the cash portion of the purchase price over the book value of the net assets of $32.2 million is accounted for as an equity distribution to Teekay Corporation. Immediately prior to the acquisition, $36.9 million of amounts due to Teekay Corporation was converted to equity of the vessel entity.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

c)	During the three and nine months ended, September 30, 2012, five conventional tankers and six conventional tankers, respectively, two shuttle tankers and two FSO units of the Partnership were employed on long-term, time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of the Partnership were employed on long-term, time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. During the nine months ended September 30, 2012, the Partnership sold one of its conventional vessels which was employed on a long-term, time-charter-out contract to a subsidiary of Teekay Corporation. The Partnership received an early termination fee from Teekay Corporation of $14.7 million which is recorded in revenue. Teekay Corporation and its wholly owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative services needs. In addition, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Revenues (expenses) from such related party transactions were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Revenues(1)	26,384	44,716	99,736	132,817
Vessel operating expenses(2)	(1,295)	(938)	(4,272)	(3,820)
General and administrative(3)(4)(5)	(14,937)	(14,653)	(45,932)	(44,797)
Interest expense(6)	(113)	—	(279)	—

(1)	Revenue from long-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including the early termination fee described above for the nine months ended September 30, 2012.
(2)	Crew training fees charged by Teekay Corporation.
(3)	Commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation.
(4)	Amounts include $0.1 million during each of the three months ended September 30, 2012 and September 30, 2011, respectively, and $0.5 million during each of the nine months ended September 30, 2012 and 2011, respectively, of reimbursements of costs incurred by the General Partner.
(5)	Amounts are net of $1.2 million and $1.1 million during the three months ended September 30, 2012 and September 30, 2011, respectively, and $3.4 million and $3.2 million during the nine months ended September 30, 2012 and September 30, 2011, respectively, of management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.
(6)	Guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation.

d)	At September 30, 2012, due from affiliates totaled $6.7 million (December 31, 2011—$6.1 million) and due to affiliates totaled $52.2 million (December 31, 2011—$39.7 million). Due to and from affiliates are non-interest bearing and unsecured obligations, and are expected to be settled within the next fiscal year in the normal course of operations.

9.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

As at September 30, 2012, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	in Foreign	Amount of Asset/(Liability)		Average	Expected Maturity
	Currency	(in thousands of U.S. Dollars)		Forward	2012	2013
	(thousands)	Hedge	Non-hedge	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	352,000	(228)	1,853	5.91	26,715	32,848
British Pound	2,900	—	155	0.64	2,211	2,322
Euro	2,150	—	(50)	0.76	436	2,382

		(228)	1,958		29,362	37,552

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Partnership enters into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in Norwegian Kroner (or NOK) on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in Norwegian Kroner based on NIBOR plus a margin for a payment of US Dollar fixed interest or US Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s Norwegian Kroner Bonds due in 2013 and 2017. In addition, the cross currency swap due in 2017 economically hedges the interest rate exposure on the Norwegian Kroner Bonds due in 2017. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner Bonds due in 2013 and 2017. As at September 30, 2012, the Partnership was committed to the following cross currency swaps:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

								Fair Value /
Amount	Amount	Reference		Reference			Fixed Rate	Asset	Remaining
NOK	USD	Rate	Margin	Rate		Margin	Payable	(Liability)	Term (years)
600,000	98,500	NIBOR	4.75%	LIBOR	(1)	5.04%		6,659	1.2
600,000	101,400	NIBOR	5.75%				7.49%	(50)	4.3

								6,609

(1)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5% (see next section).

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at September 30, 2012, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%)(1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	900,000	(235,275)	11.8	4.7
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	522,416	(78,775)	7.1	4.0
U.S. Dollar-denominated interest rate swap (2)(4)	LIBOR	98,500	(938)	1.2	1.1

		1,520,916	(314,988)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at September 30, 2012, ranged between 0.30% and 3.25%.
(2)	Notional amount remains constant over the term of the swap.
(3)	Principal amount reduces quarterly or semi-annually.
(4)	The LIBOR rate receivable is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Partnership’s related interest rate effectively floats at LIBOR, but reduced by 2.38%.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

		Current			Current
		Portion of			Portion of
	Accounts	Derivative	Derivative	Accrued	Derivative	Derivative
	Receivable	Assets	Assets	Liabilities	Liabilities	Liabilities
As at September 30, 2012
Foreign currency contracts – cash flow hedges	—	—	—	—	(228)	—
Foreign currency contracts – not designated as hedges	—	2,078	—	—	(120)	—
Cross currency swap - not designated as hedges	292	1,787	5,092	—	—	(562)
Interest rate swaps – not designated as hedges	—	—	—	(8,900)	(49,081)	(257,007)

	292	3,865	5,092	(8,900)	(49,429)	(257,569)

As at December 31, 2011
Foreign currency contracts – cash flow hedges	—	549	—	—	(448)	(145)
Foreign currency contracts – not designated as hedges	—	2,192	2	—	(2,532)	(696)
Cross currency swap - not designated as hedges	225	1,577	875	—	—	—
Interest rate swaps – not designated as hedges	—	—	—	(10,406)	(43,416)	(244,157)

	225	4,318	877	(10,406)	(46,396)	(244,998)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive loss, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended September 30, 2012				Three Months Ended September 30, 2011
Balance Sheet (AOCI)	Statement of Income			Balance Sheet (AOCI)	Statement of Loss
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion
292	—	—	Vessel operating expenses	(2,412)	53	(33)	Vessel operating expenses

	241	(60)	General and administrative expenses		484	(109)	General and administrative expenses

292	241	(60)		(2,412)	537	(142)

Nine Months Ended September 30, 2012				Nine Months Ended September 30, 2011
Balance Sheet (AOCI)	Statement of Income			Balance Sheet (AOCI)	Statement of Loss
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion
628	—	—	Vessel operating expenses	600	833	(300)	Vessel operating expenses

	507	(294)	General and administrative expenses		1,215	90	General and administrative expenses

628	507	(294)		600	2,048	(210)

As at September 30, 2012, the Partnership’s accumulated other comprehensive income consisted of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at September 30, 2012, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately $0.4 million of net losses on foreign currency forward contracts from accumulated other comprehensive income to earnings during the next 12 months.

Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the consolidated statements of income (loss). The effect of the gain (loss) on derivatives not designated as hedging instruments on the consolidated statements of income (loss) is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swaps	(14,523)	(14,889)	(43,868)	(42,360)
Foreign currency forward contracts	230	1,950	1,865	3,572

	(14,293)	(12,939)	(42,003)	(38,788)

Unrealized (losses) gains relating to:
Interest rate swaps	(1,437)	(80,702)	(18,516)	(86,906)
Foreign currency forward contracts	2,272	(6,858)	2,983	(2,685)

	835	(87,560)	(15,533)	(89,591)

Total realized and unrealized losses on non-designated derivative instruments	(13,458)	(100,499)	(57,536)	(128,379)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of income (loss). The effect of the gain (loss) on cross currency swaps on the consolidated statements of income (loss) is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Realized gains	634	776	2,324	2,220
Unrealized gains (losses)	6,762	(9,787)	3,865	(424)

Total realized and unrealized gains (losses) on cross currency swaps	7,396	(9,011)	6,189	1,796

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

10.	Income Tax

The components of the provision for income tax are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Current	(524)	(392)	28	(2,233)
Deferred	(501)	3,920	(592)	71

Income tax recovery (expense)	(1,025)	3,528	(564)	(2,162)

11.	Commitments and Contingencies

a)	The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if it has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. There were no VIEs as of September 30, 2012 and September 30, 2011.

b)	During 2010, an unrelated party contributed a shuttle tanker to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at September 30, 2012.

c)	The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

On November 13, 2006, the Partnership’s shuttle tanker, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Partnership. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL), a subsidiary of the Partnership, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field (or the Plaintiffs). The claim sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $37 million). The matter was heard before the Stavanger District Court in December 2011. The court found that NOL is liable for damages to the Plaintiffs, but excluded a large part of the indirect or consequential losses from the liability. The court also found that Statoil ASA is liable for the same amount of damages to NOL. The parties have appealed the decision of the court. As a result of the judgment, as at December 31, 2011 and September 30, 2012, the Partnership has recognized a liability of NOK 76,000,000 (approximately $13.3 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) and a corresponding receivable from Statoil recorded in other liabilities and other assets, respectively.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The Partnership believes the likelihood of any losses relating to the claim is remote. The Partnership believes that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify the Partnership for all losses relating to the damage to the Njord Bravo. The Partnership and Teekay Corporation also maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership for any losses it may incur in connection with this incident.

d)	In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four newbuilding shuttle tankers to be constructed by Samsung Heavy Industries in South Korea for a total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). As at September 30, 2012, payments made towards these commitments totaled $78.1 million and the remaining payments required to be made under these newbuilding contracts are $44.6 million (remainder of 2012) and $323.3 million (2013). Upon their scheduled delivery in mid-to-late 2013, the vessels will commence operations under 10-year, fixed-rate time-charter-out contracts. The contract with BG also includes certain extension options and vessel purchase options exercisable by the charterer.

e)	On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition (see note 3).

f)	In November 2011, Teekay Corporation agreed to acquire from Sevan Marine ASA (Sevan) the Voyageur Spirit (formerly known as the Sevan Voyageur) FPSO unit upon the completion of certain upgrades, which were completed in the fourth quarter of 2012, and commencement of the unit’s charter contract, which is expected to be early 2013. In September 2012, the Partnership agreed to acquire the Voyageur Spirit FPSO unit from Teekay Corporation at a purchase price of approximately $540 million, subject to financing. This acquisition is expected to take place upon commencement of the unit’s charter contract. The Voyageur Spirit will operate on the Huntington Field in the North Sea under a five-year firm period contract with E.ON Ruhrgas UK E&P Limited, plus extension options. The Partnership expects to finance the acquisition through the assumption of a new $330 million debt facility secured by the asset, a portion of the proceeds from the Partnership’s public offering completed in September 2012 and a $40 million equity private placement of common units to Teekay Corporation.

12.	Partners’ Equity and Net Income Per Common Unit

At September 30, 2012, 72.1% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

Net Income Per Common Unit

Net income per common unit is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of common units outstanding during the applicable period.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business, including reserves for maintenance and replacement capital expenditures and anticipated capital requirements. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

During the quarters ended September 30, 2012 and 2011, cash distributions exceeded $0.4025 per common unit and, consequently, the assumed distributions of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per common unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

Private Placement

On July 12, 2012, the Partnership issued 1.7 million common units to a group of institutional investors for net proceeds, including the General Partner’s 2% proportionate capital contribution, of $45.9 million. The Partnership used the proceeds from the issuance of common units to partially finance the shipyard instalments for four newbuilding shuttle tankers.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Public Offering

On September 12, 2012, the Partnership completed a public offering of 7.8 million common units (including 378,832 units issued upon exercise of the underwriters’ overallotment option) at a price of $27.65 per unit, for gross proceeds of $219.5 million (including the General Partner’s $4.4 million proportionate capital contribution). Upon completion of the public offering, the Partnership had 80.1 million common units outstanding. The Partnership used the net proceeds of $211.5 million from the equity offering to repay a portion of its outstanding debt under its revolving credit facilities. As a result of the transaction, Teekay Corporation’s ownership of the Partnership was decreased from 33.03% to 29.36%, including the General Partner’s 2% interest.

13.	Loss on Sale and Write-down of Vessels

The Partnership’s consolidated statements of income (loss) for the three and nine months ended September 30, 2012 include total write-downs of $8.9 million and $9.9 million, respectively, for impairment on two shuttle tankers and total loss on sales of $0.3 million and $2.5 million, respectively, for losses on one shuttle tanker and one conventional tanker.

The Partnership’s consolidated statements of loss for the three and nine months ended September 30, 2011 include total write downs of $24.0 million and $33.1 million, respectively, for impairment on three conventional tankers and one shuttle tanker.

During the three months ended September 30, 2012, the Partnership sold a 1992-built shuttle tanker for gross proceeds of $7.0 million, resulting in a loss of $0.3 million. During the second quarter of 2012, the carrying value of the vessel was written down to fair value, which was the estimated sale price of the vessel. The Partnership’s consolidated statement of income (loss) for the nine months ended September 30, 2012 includes a $1.0 million write-down related to this vessel. The write-down is included within the Partnership’s shuttle tanker segment.

During the three months ended September 30, 2012, the Partnership determined that a 1993-built shuttle tanker was impaired and wrote down the carrying value of the vessel to fair value, which was the estimated scrap value of the vessel, due to a change in the operating plan for the vessel and a general decline in the fair market value of vessels. The Partnership’s consolidated statements of income (loss) for the three and nine months ended September 30, 2012 includes a write-down of $8.9 million related to this vessel. The write-down is included within the Partnership’s shuttle tanker segment.

During the nine months ended September 30, 2012, the Partnership sold one of its conventional tankers for gross proceeds of $9.8 million, resulting in a loss of $2.2 million. The Partnership also received a fee from Teekay Corporation of $14.7 million relating to the early termination of the time-charter contract associated with this vessel, which is recorded in revenues.

During the three months ended September 30, 2011, the Partnership determined it was appropriate to write-down one shuttle tanker as a result of the age of the vessel, the requirements for shuttle tankers operating in the North Sea, and recent economic developments. The fair value of the shuttle tanker was calculated based on the estimated scrap value of the tanker. The Partnership’s consolidated statements of loss for the three and nine months ended September 30, 2011 includes a write-down of $8.3 million related to this vessel. The write-down is included within the Partnership’s shuttle tanker segment.

During the three months ended September 30, 2011, the Partnership determined it was appropriate to write-down two conventional tankers due to the expiration of their time-charter contracts in December 2011 and the weak tanker market, which was largely caused by an oversupply of vessels relative to demand. The fair values of the two vessels were calculated based on the estimated scrap value of the tankers. The Partnership’s consolidated statements of loss for the three and nine months ended September 30, 2011 includes write-downs of $15.7 million relating to these vessels. The write-downs are included within the Partnership’s conventional tanker segment.

During the nine months ended September 30, 2011, the Partnership terminated a conventional tanker’s, the Scotia Spirit, existing charter contract and sold the vessel. During the second quarter of 2011, the Partnership determined that the Scotia Spirit was impaired and wrote down the carrying value of the vessel to fair value, which was the estimated sale price of the vessel, due to a change in the operating plan for the vessel and a general decline in the fair market value of vessels. The Partnership’s consolidated statements of loss for the nine months ended September 30, 2011 includes a write-down of $9.1 million relating to this vessel. The write-down is included within the Partnership’s conventional tanker segment.

14.	Change in Accounting Estimate

Effective January 1, 2012, the Partnership reduced the estimated useful life of six of its older shuttle tankers from 25 years to 20 years. As a result of the change in useful life, the Partnership increased its estimate of the residual value of these vessels to reflect the more recent average scrap prices. As a result, depreciation and amortization expense has increased by $4.2 million and $11.4 million, respectively, and net income attributable to partners has decreased by $3.3 million, or $0.04 per unit, and $8.6 million, or $0.12 per unit, respectively, for the three and nine months ended September 30, 2012.

15.	Subsequent Events

In November 2012, the Partnership agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million including modifications, subject to finalizing a ten-year time-charter contract with Petroleo Brasileiro SA in Brazil. The acquisition of the HiLoad DP unit is expected to be completed in December 2012 and is expected to commence operating at its full time-charter hire rate in December 2013 once modifications, delivery of the HiLoad DP unit to offshore Brazil and operational testing have been completed.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2012

PART I – FINANCIAL INFORMATION

ITEM 2—MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. We own interests in 39 shuttle tankers (including four chartered-in vessels and four committed newbuildings), three floating production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and nine conventional oil tankers. We have rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation and Sevan Marine ASA. In addition, we have agreed to acquire the Voyageur Spirit FPSO unit from Teekay Corporation, which is expected to be completed in early 2013. Our operating fleet trades on medium to long-term, stable contracts and we are structured as a publicly-traded master limited partnership.

SIGNIFICANT DEVELOPMENTS

In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers (or the BG Shuttle Tankers), being constructed by Samsung Heavy Industries for an estimated total delivered cost of approximately $470 million. Upon their scheduled delivery in mid-to-late 2013, the BG Shuttle Tankers will commence operations under ten-year, fixed-rate contracts. The contract with BG also includes certain extension options and vessel purchase options exercisable by the charterer.

In January 2012, we issued in the Norwegian bond market NOK 600 million in senior unsecured bonds that mature in January 2017. The aggregate principal amount of the bonds is equivalent to approximately $100 million. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. We entered into a cross currency rate swap agreement to swap all interest and principal payments into US Dollars, with the interest payments fixed at a rate of 7.49%. The proceeds from the bonds were used for general partnership purposes.

In February 2012, we entered into a $130 million debt facility secured by the Piranema Spirit FPSO unit that matures in February 2017. The interest payments on the facility are based on LIBOR plus a margin of 3%. The principal repayments are identical quarterly payments with a final bullet payment in February 2017. In May 2012, we entered into an interest rate swap agreement with a principal amount of $126.7 million, which reduces quarterly, to fix LIBOR at 1.009%. The proceeds from the debt facility were used for general partnership purposes, including repayment of existing credit facility debt.

In July 2012, we issued 1.7 million common units to a group of institutional investors for net proceeds, including our general partner’s 2% proportionate capital contribution, of $45.9 million. We used the proceeds from the issuance of common units to partially finance the shipyard instalments for the four BG Shuttle Tankers.

In September 2012, we completed a public offering of 7.8 million common units (including 378,835 units issued upon exercise of the underwriters’ overallotment option) at a price of $27.65 per unit, for gross proceeds of $219.5 million (including our general partner’s $4.4 million proportionate capital contribution). Upon completion of the public offering, we had 80.1 million common units outstanding. We used the net proceeds of $211.5 million from the equity offering to repay a portion of our outstanding debt under our revolving credit facilities.

In November 2011, Teekay Corporation agreed to acquire from Sevan Marine ASA (Sevan) the Voyageur Spirit (formerly known as the Sevan Voyageur) FPSO unit upon the completion of certain upgrades and commencement of the unit’s charter contract. In September 2012, we agreed to acquire the Voyageur Spirit FPSO unit from Teekay Corporation at a purchase price of approximately $540 million, subject to financing. This acquisition is expected to take place upon commencement of the unit’s charter contract which is expected to be in early 2013. The Voyageur Spirit will operate on the Huntington Field in the North Sea under a five-year firm period contract with E.ON Ruhrgas UK E&P Limited (E.ON), plus extension options. We expect that we will finance the acquisition through the assumption of a new $330 million debt facility secured by the asset, a portion of the proceeds from our public offering completed in September 2012 and a $40 million equity private placement of common units to Teekay Corporation.

In November 2012, we agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS, a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million including modifications, subject to finalizing a ten-year time-charter contract with Petroleo Brasileiro SA in Brazil. The acquisition of the HiLoad DP unit is expected to be completed in December 2012 and is expected to commence operating at its full time-charter hire rate in December 2013 once modifications, delivery of the HiLoad DP unit to offshore Brazil and operational testing have been completed.

In November 2012, we agreed to acquire the Volatile Organic Compound (VOC) abatement equipment installed onboard four of our shuttle tankers from Teekay Corporation for a combined purchase price of $12.9 million. This equipment will operate under a long-term lease contract with the VOC Industry Committee whereby we will receive a fee for each cargo transported in the Norwegian field up to 139 cargoes for each vessel.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporations and operating under a long-term contract in the North Sea, prior to July 9, 2013. The purchase price for the Petrojarl Foinaven FPSO unit will be its fair market value plus any additional tax or other costs to Teekay Corporation that would be required to transfer the FPSO unit to us.

In October 2010, Teekay Corporation signed a long-term contract with Petroleo Brasileiro S.A. (or Petrobras) to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly-converted FPSO unit named Cidade de Itajai in which Teekay Corporation has a 50% interest. This FPSO unit delivered from the shipyard in mid-November 2012 and is expected to achieve first oil in the first quarter of 2013, at which time the unit is expected to commence operations under a nine-year, fixed-rate time-charter contract with Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its 50% interest in this FPSO project at Teekay Corporation’s fully built-up cost within approximately one year after the commencement of the charter with Petrobras.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht) to jointly pursue FPSO projects in Brazil. As part of the joint venture agreement, Odebrecht is a 50% partner in the Cidade de Itajai FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities which, if awarded, may result in the future offer of additional FPSO units to us pursuant to the omnibus agreement.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by an FPSO unit being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur during the first half of 2014.

In November 2011, Teekay Corporation acquired from Sevan the Hummingbird Spirit FPSO unit (which is currently operating under a short-term charter contract). Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer us the Hummingbird Spirit FPSO unit within approximately one year following commencement of a charter contract with a firm period of greater than three years in duration.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 4 – Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment and the FPSO segment, each of which are discussed below.

Shuttle Tanker Segment

As at September 30, 2012, our shuttle tanker fleet consisted of 35 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 35 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and four were chartered-in, with the remainder owned 100% by us. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time. We also have four newbuilding shuttle tankers on order which are scheduled to deliver in mid to late 2013. During the fourth quarter of 2012, one 1992-built shuttle tanker will be sold, which came off charter in mid November 2012.

The following table presents our shuttle tanker segment’s operating results for the three and nine months ended September 30, 2012 and 2011, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2012 and 2011 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended Sept 30,
calendar-ship-days and percentages)	2012	2011	% Change
Revenues	137,616	145,647	(5.5)
Voyage expenses	20,182	22,822	(11.6)

Net revenues	117,434	122,825	(4.4)
Vessel operating expenses	32,233	40,327	(20.1)
Time-charter hire expense	14,910	18,620	(19.9)
Depreciation and amortization	30,212	29,102	3.8
General and administrative (1)	10,969	12,449	(11.9)
Write-down of vessel	9,193	8,319	10.5

Income from vessel operations	19,917	14,008	42.2

Calendar-Ship-Days
Owned Vessels	2,885	2,787	3.5
Chartered-in Vessels	387	505	(23.4)

Total	3,272	3,292	(0.6)

(in thousands of U.S. dollars, except	Nine Months Ended Sept 30,
calendar-ship-days and percentages)	2012	2011	% Change
Revenues	426,290	423,062	0.8
Voyage expenses	79,487	67,562	17.7

Net revenues	346,803	355,500	(2.4)
Vessel operating expenses	102,199	123,221	(17.1)
Time-charter hire expense	41,496	57,072	(27.3)
Depreciation and amortization	93,527	85,238	9.7
General and administrative (1)	34,481	38,128	(9.6)
Write-down of vessel	10,241	8,319	23.1
Restructuring charge	—	1,227	(100.0)

Income from vessel operations	64,859	42,295	53.3

Calendar-Ship-Days
Owned Vessels	8,709	8,259	5.4
Chartered-in Vessels	1,067	1,539	(30.7)

Total	9,776	9,798	(0.2)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet for the three and nine months ended September 30, 2012 increased compared to the same periods last year, primarily due to the purchase from Teekay Corporation of two newbuilding shuttle tankers, the Peary Spirit and the Scott Spirit, in August 2011 and October 2011, respectively (or the 2011 Newbuilding Shuttle Tanker Acquisitions), partially offset by the sale of the Navion Fennia in July 2012. Included in calendar-ship-days are two owned shuttle tankers which have been in lay-up since July 2011 and May 2012, respectively, following their redelivery to us upon termination of their time-charter-out contracts in March 2011 and April 2012.

The average size of our chartered-in shuttle tanker fleet decreased for the three and nine months ended September 30, 2012 compared to the same periods last year, primarily due to:

•	the redelivery of one bareboat-in vessel to its owner in October 2011;

•	decreased spot chartered-in vessels for the three and nine months ended September 30, 2012 compared to the same periods last year; and

•	more off-hire days for the three and nine months ended September 30, 2012 compared to the same periods last year.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2012 from the same periods last year, primarily due to:

•	decreases of $3.4 million and $7.8 million, respectively, for the three and nine months ended September 30, 2012, due to the lay-up of two vessels following their redelivery to us in March 2011 and April 2012 upon termination of their time-charter-out contracts;

•	a net decrease of $1.6 million for the three months ended September 30, 2012 due to fewer revenue days from the redelivery of four vessels to us in July 2011, February 2012, March 2012 and July 2012 as they completed their time-charter agreements, partially offset by increases in our time-chartered-out fleet revenues from entering into a new contract and an increase in rates as provided in certain time-charter-out contracts

•	decreases of $0.8 million and $4.7 million, respectively, for the three and nine months ended September 30, 2012, due to more repair off-hire days in our time-chartered-out fleet compared to the same periods last year; and

•	a decrease of $0.6 million for the three months ended September 30, 2012 due to a decrease in reimbursable bunker costs;

partially offset by

•	a net increase of $3.3 million for the nine months ended September 30, 2012, due to increases in our time-chartered-out fleet revenues from entering into a new contract and an increase in rates as provided in certain time-charter-out contracts, partially offset by fewer revenue days from the redelivery of four vessels to us in July 2011, February 2012, March 2012 and July 2012 as they completed their time-charter agreements; and

•	an increase of $0.7 million for the three months ended September 30, 2012, due to more opportunities compared to the same period last year to trade excess capacity in short-term offshore projects.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2012 from the same periods last year, primarily due to:

•	decreases of $3.2 million and $7.0 million, respectively, for the three and nine months ended September 30, 2012, relating to the lay-up of two of our shuttle tankers since July 2011 and May 2012 and the reduction of costs associated with the sale of one of our shuttle tankers in July 2012;

•	decreases of $2.8 million and $6.6 million, respectively, for the three and nine months ended September 30, 2012 in crew and manning costs as compared to the same periods last year primarily from changes in crew composition and reduced helicopter usage;

•	decreases of $2.7 million and $8.8 million, respectively, for the three and nine months ended September 30, 2012, due to decreases in costs related to services and spares and the number of vessels dry docked; certain repair and maintenance items are more efficient to complete while a vessel is in dry dock and consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels dry docked; and

•	decreases of $1.4 million and $4.4 million, respectively, for the three and nine months ended September 30, 2012, relating to the redelivery of one bareboat-in vessel to its owner in October 2011;

partially offset by

•	increases of $1.2 million and $5.4 million, respectively, for the three and nine months ended September 30, 2012, due to the 2011 Newbuilding Shuttle Tanker Acquisitions; and

•	increases of $0.1 million and $0.9 million, respectively, for the three and nine months ended September 30, 2012 relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2012 from the same periods last year, primarily due to:

•	decreases of $2.3 million and $6.7 million, respectively, for the three and nine months ended September 30, 2012, due to the redelivery of one bareboat-in vessel to its owner in October 2011;

•	decreases of $1.1 million and $5.5 million, respectively, for the three and nine months ended September 30, 2012, due to decreased spot in-chartering of vessels and utilizing capacity of our owned fleet; and

•	decreases of $0.4 million and $3.3 million, respectively, for the three and nine months ended September 30, 2012 due to more off-hire days in the in-chartered fleet.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2012 from the same periods last year, primarily due to accelerated depreciation related to a change in useful life on six older shuttle tankers and due to the 2011 Newbuilding Shuttle Tanker Acquisitions, partially offset by less depreciation relating to the impairment and write-down of three older shuttle tankers in 2011 to fair value and the sale of the Navion Fennia during the third quarter of 2012.

Write-down of Vessel. Write-down of vessel was $9.2 million and $10.2 million, respectively for the three and nine months ended September 30, 2012. During the third quarter of 2012, we determined that a 1993-built shuttle tanker was impaired and wrote down the carrying value of the vessel to fair value, which was the estimated scrap value of the vessel, due to a change in the operating plan for the vessel and a general decline in the fair market value of vessels. During the third quarter of 2012, we sold a shuttle tanker, which had previously been written down to fair value in the second quarter of 2012, which was its estimated sales price.

Restructuring Charges. Restructuring charges were $1.2 million for the nine months ended September 30, 2011, resulting from the termination of the charter contract of one of our vessels.

Conventional Tanker Segment

As of September 30, 2012, we owned 100% interests in seven Aframax conventional crude oil tankers (five of which operate under fixed-rate time charters with Teekay Corporation, and two of which have been laid up indefinitely), and two vessels, which have additional equipment for lightering, which operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture. During the second quarter of 2012, two conventional tankers which were operating in the spot tanker market, the Leyte Spirit and the Luzon Spirit, were laid up indefinitely and the time-charter contract for one vessel, the Hamane Spirit, was terminated. We received a termination fee from Teekay Corporation relating to the Hamane Spirit and the vessel was subsequently sold. During the fourth quarter of 2012, one 1994-built conventional tanker will be sold, which came off charter in mid November 2012. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our conventional tanker segment’s operating results for the three and nine months ended September 30, 2012 and 2011, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2012 and 2011 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2012	2011	% Change
Revenues	19,773	37,082	(46.7)
Voyage expenses	3,553	7,882	(54.9)

Net revenues	16,220	29,200	(44.5)
Vessel operating expenses	4,673	5,965	(21.7)
Depreciation and amortization	2,580	5,572	(53.7)
General and administrative (1)	1,845	1,021	80.7
Loss on sale of vessel	—	15,642	(100.0)

Income from vessel operations	7,122	1,000	612.2

Calendar-Ship-Days
Owned Vessels	828	961	(13.8)

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2012	2011	% Change
Revenues	82,966	110,299	(24.8)
Voyage expenses	18,189	20,567	(11.6)

Net revenues	64,777	89,732	(27.8)
Vessel operating expenses	14,488	17,802	(18.6)
Depreciation and amortization	9,167	17,174	(46.6)
General and administrative (1)	5,155	3,528	46.1
Loss on sale of vessel	2,221	24,736	(91.0)

Income from vessel operations	33,746	26,492	27.4

Calendar-Ship-Days
Owned Vessels	2,631	2,952	(10.9)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The size of our conventional tanker fleet for the three and nine months ended September 30, 2012 decreased compared to the same periods last year, due to the sale of the Scotia Spirit on August 11, 2011 and the sale of the Hamane Spirit on June 14, 2012.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2012 from the same periods last year, primarily due to:

•	decreases of $6.4 million and $20.1 million, respectively, for the three and nine months ended September 30, 2012, due to the Leyte Spirit and the Luzon Spirit operating in the spot tanker market until April 2012 when they were laid up, compared to the same periods last year when they were operating under fixed-rate time charters;

•	decreases of $3.2 million and $8.3 million, respectively, for the three and nine months ended September 30, 2012, due to the sale of the Scotia Spirit;

•	decreases of $2.7 million and $5.3 million, respectively, for the three and nine months ended September 30, 2012, due to the sale of the Hamane Spirit; and

•	net decreases of $0.7 million and $6.0 million, respectively, for the three and nine months ended September 30, 2012, due to more off-hire days and lower reimbursed bunkers;

partially offset by

•	an increase of $14.7 million for the nine months ended September 30, 2012, due to a termination fee received from Teekay Corporation in relation to the early cancellation of the time charter contract for the Hamane Spirit.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2012 from the same periods last year, primarily due to:

•	decreases of $0.3 million and $1.6 million, respectively, for the three and nine months ended September 30, 2012, due to the sale of the Scotia Spirit;

•	decreases of $0.7 million and $1.1 million, respectively, for the three and nine months ended September 30, 2012, due to the lay ups of the Leyte Spirit and Luzon Spirit in April 2012; and

•	decreases of $0.5 million and $0.7 million, respectively, for the three and nine months ended September 30, 2012, due to the sale of the Hamane Spirit.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2012 from the same periods last year, primarily due to the cessation of depreciation of two held-for-sale vessels effective December 31, 2011, which included the Hamane Spirit, the sale of the Scotia Spirit and the write-down of two vessels to their estimated scrap value during the fourth quarter of 2011.

FSO Segment

Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. We have 100% ownership interests in these units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for the three and nine months ended September 30, 2012 and 2011, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2012 and 2011 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,
	2012	2011	% Change
Revenues	12,664	15,105	(16.2)
Voyage expenses	490	392	25.0

Net revenues	12,174	14,713	(17.3)
Vessel operating expenses	7,932	7,164	10.7
Depreciation and amortization	2,250	2,945	(23.6)
General and administrative (1)	880	674	30.6

Income from vessel operations	1,112	3,930	(71.7)

Calendar-Ship-Days
Owned Vessels	460	460	—

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2012	2011	% Change
Revenues	42,470	47,543	(10.7)
Voyage expenses	830	1,004	(17.3)

Net revenues	41,640	46,539	(10.5)
Vessel operating expenses	21,318	23,723	(10.1)
Depreciation and amortization	6,509	9,117	(28.6)
General and administrative (1)	2,772	2,979	(6.9)
Loss on sale of vessel	—	171	(100.0)
Restructuring charge	—	2,697	(100.0)

Income from vessel operations	11,041	7,852	40.6

Calendar-Ship-Days
Owned Vessels	1,370	1,441	(4.9)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

On March 18, 2011 we sold one of our FSO units, the Karratha Spirit, for proceeds of $5.1 million, resulting in a loss of $0.2 million.

Net Revenues. Net revenues for the three and nine months ended September 30, 2012 decreased from the same period last year, primarily due to:

•	a decrease of $3.2 million for the nine months ended September 30, 2012, due to the sale of the Karratha Spirit in March 2011; and

•	a decrease of $2.8 million for the three and nine months ended September 30, 2012, due to the drydocking of the Navion Saga during the third quarter of 2012;

partially offset by

•

increases of $0.2 million and $0.5 million, respectively, for the three and nine months ended September 30, 2012, due to lower bunker costs on the Apollo Spirit as compared to the same periods last year; and

•	an increase of $0.7 million for the nine months ended September 30, 2012, due to a higher charter rate on the Dampier Spirit as compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2012 from the same periods last year, primarily due to:

•	a decrease of $2.1 million for the nine months ended September 30, 2012, due to the sale of the Karratha Spirit in March 2011; and

•	a decrease of $1.4 million for the nine months ended September 30, 2012, due to a decrease in the consumption and use of consumables, lube oil and freight compared to the same period last year;

partially offset by

•	an increase of $0.5 million for the three and nine months ended September 30, 2012, due to an increase in the consumption and use of consumables relating to the drydocking of the Navion Saga; and

•	increases of $0.1 million and $0.4 million for the three and nine months ended September 30, 2012, due to an increase in wages relating to the Dampier Spirit compared to the same periods last year.

Depreciation and amortization. Depreciation and amortization expense for the three and nine months ended September 30, 2012 decreased $0.7 million and $2.6 million, respectively, from the same periods last year, primarily due to the write down of the carrying value of the Navion Saga to its fair value in December 2011.

Loss on sale of vessel. Loss on sale of vessel for the nine months ended September 30, 2011 relates to the sale of the Karratha Spirit in March 2011.

Restructuring charge. Restructuring charges for the nine months ended September 30, 2011 were incurred in connection with the termination of employment for certain of the crew members of the Karratha Spirit as a result of the sale of the vessel in March 2011.

FPSO Segment

Our FPSO fleet consists of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras) and the Piranema Spirit, all of which we own 100%. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg operates, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results for the three and nine months ended September 30, 2012 and 2011 and also provides a summary of the calendar-ship-days for our FPSO segment:

(in thousands of U.S. dollars, except	Three Months Ended September 30,
calendar-ship-days and percentages)	2012	2011	% Change
Revenues	57,903	42,066	37.6
Vessel operating expenses	25,929	18,185	42.6
Depreciation and amortization	12,726	9,284	37.1
General and administrative (1)	5,918	3,499	69.1

Income from vessel operations	13,330	11,098	20.1

Calendar-Ship-Days
Owned Vessels	276	184	50.0

(in thousands of U.S. dollars, except	Nine Months Ended September 30,
calendar-ship-days and percentages)	2012	2011	% Change
Revenues	171,979	126,912	35.5
Vessel operating expenses	73,849	57,222	29.1
Depreciation and amortization	38,179	27,107	40.8
General and administrative (1)	16,029	9,895	62.0

Income from vessel operations	43,922	32,688	34.4

Calendar-Ship-Days
Owned Vessels	822	546	50.5

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results: below.

The number of our FPSO units for the three and nine months ended September 30, 2012 increased compared to the same periods last year, due to the acquisition of the Piranema Spirit on November 30, 2011.

Revenues. Revenues increased for the three and nine months ended September 30, 2012 from the same period last year, primarily due to:

•	increases of $15.1 million and $44.5 million, respectively, for the three and nine months ended September 30, 2012, due to the acquisition of the Piranema Spirit in November 2011;

•

increases of $2.3 million and $4.9 million, respectively, for the three and nine months ended September 30, 2012, due to the recovery of crew and manning costs. In prior periods these recoveries were reported on a net basis in vessel operating expenses;

•

increases of $1.0 million and $2.3 million, respectively for the three and nine months ended September 30, 2012, due to increased rates on the Petrojarl Varg in accordance with the annual escalation adjustments of the charter contract; and

•

increases of $0.6 million and $2.0 million, respectively, for the three and nine months ended September 30, 2012, due to increased rates on the Rio das Ostras in accordance with the annual escalation adjustments of the charter contract;

partially offset by

•	a decrease of $3.5 million for the nine months ended September 30, 2012, relating to payments during 2011 to us for services previously rendered to the charterer of the Rio das Ostras;

•	a decrease of $1.2 million for the three and nine months ended September 30, 2012 relating to the recharge of a late delivery penalty to Teekay Corporation during the third quarter of 2011;

•

decreases of $1.1 million and $1.5 million, respectively, for the three and nine months ended September 30, 2012, due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year; and

•

decreases of $0.9 million and $2.4 million, respectively, for the three and nine months ended September 30, 2012, due to decreased incentives and lower production on the Petrojarl Varg and partly due to a planned maintenance shutdown in the second quarter of 2012.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2012 from the same period last year, primarily due to:

•	increases of $6.5 million and $18.9 million, respectively, for the three and nine months ended September 30, 2012, due to the acquisition of the Piranema Spirit in November 2011;

•	an increase of $2.6 million for the three and nine months ended September 30, 2012, due to higher maintenance costs relating to the Petrojarl Varg during the third quarter of 2012; and

•

increases of $1.3 million and $4.6 million, respectively, for the three and nine months ended September 30, 2012, due to the recovery of certain crew and manning costs, which are reported in revenue in the current period. In prior periods these recoveries were reported on a net basis in vessel operating expenses;

partially offset by

•

decreases of $1.8 million and $3.7 million, respectively, for the three and nine months ended September 30, 2012, due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year;

•

decreases of $0.8 million and $4.5 million for the three and nine months ended September 30, 2012, due to repairs on the Rio das Ostras while on yard stay and higher consumables and spares during the first quarter of 2011, deployment to the field during the second quarter of 2011 and decreased repairs and maintenance during the third quarter of 2012; and

•

decreases of $0.3 million and $1.2 million, respectively, for the three and nine months ended September 30, 2012, due to lower crew and manning costs relating to the Rio das Ostras due to its deployment to the field during the second quarter of 2011.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2012 from the same periods last year, primarily due to the acquisition of the Piranema Spirit during the fourth quarter of 2011.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $19.6 million and $58.4 million for the three and nine months ended September 30, 2012, respectively, from $17.6 million and $54.5 million for the same periods last year, mainly due to the acquisition of the Piranema Spirit FPSO unit in November 2011.

Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, increased to $12.1 million and $37.4 million for the three and nine months ended September 30, 2012, respectively, from $9.3 million and $26.6 million for the same periods last year, primarily due to:

•

net increases of $0.8 million and $4.6 million, respectively, for the three and nine months ended September 30, 2012 primarily from the issuance of the NOK 600 million senior unsecured bonds in January 2012;

•

increases of $1.1 million and $3.0 million, respectively, for the three and nine months ended September 30, 2012 related to the new $130 million debt facility secured by the Piranema Spirit FPSO unit in February 2012;

•	net increases of $1.0 million and $2.7 million, respectively, for the three and nine months ended September 30, 2012 due to increased interest rates compared to the same periods in the prior year; and

•

increases of $0.2 million and $0.7 million, respectively, for the three and nine months ended September 30, 2012 due to the acquisition of the Scott Spirit and Peary Spirit shuttle tankers in August 2011 and October 2011, respectively.

Realized and Unrealized Losses on Non-designated Derivatives. Net realized and unrealized losses on non-designated derivatives were $13.5 million and $57.5 million for the three and nine months ended September 30, 2012, respectively, compared to $100.5 million and $128.4 million for the same periods last year.

During the three months ended September 30, 2012 and 2011, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.5 billion and $1.6 billion, respectively, with average fixed rates of approximately 4.3% and 4.1%, respectively. Short-term variable benchmark interest rates during these periods were generally 1.0% or less and, as such, we incurred realized losses of $14.5 million and $14.9 million during the three months ended September 30, 2012 and 2011, respectively, under the interest rate swap agreements.

During the nine months ended September 30, 2012 and 2011, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.6 billion and $1.5 billion, respectively, with average fixed rates of approximately 4.3% and 4.1%, respectively. Short-term variable benchmark interest rates during these periods were generally 1.1% or less and, as such, we incurred realized losses of $43.9 million and $42.4 million during the nine months ended September 30, 2012 and 2011, respectively, under the interest rate swap agreements.

As a result of decreases in long-term benchmark interest rates during the three months ended September 30, 2012 and 2011, we recognized unrealized losses of $1.4 million and $80.7 million, respectively.

As a result of decreases in long-term benchmark interest rates during the nine months ended September 30, 2012 and 2011, we recognized unrealized losses of $18.5 million and $86.9 million, respectively.

Foreign Currency Exchange Losses. Foreign currency exchange losses were $0.7 million and $2.6 million, respectively, for the three and nine months ended September 30, 2012 compared to losses of $0.3 million and $0.7 million for the same periods last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and nine months ended September 30, 2012, foreign currency exchange losses include realized gains of $0.6 million and $2.3 million, respectively (2011—gains of $0.8 million and $2.2 million, respectively) and unrealized gains of $6.8 million and $3.9 million, respectively (2011—losses of ($9.8) million and ($0.4) million, respectively) on the cross currency swap and unrealized losses of ($8.2) million and ($7.8) million, respectively (2011—gains of $9.1 million and $0.8 million, respectively) on the revaluation of the Norwegian Kroner denominated debt.

Other (Loss) Income. Other (loss) income was ($0.1) million and $1.3 million for the three and nine months ended September 30, 2012, respectively, compared to $1.0 million and $3.4 million for the same periods last year, which was primarily comprised of leasing income from our volatile organic compound (or VOC) equipment and the unrealized gain / (loss) on the contingent consideration liability relating to the Scott Spirit acquisition (Please read Item 1 – Financial Statements: Note 3 – Financial Instruments). The leasing income is decreasing as the VOC contracts near completion.

Income Tax (Expense) Recovery. Income tax expense was ($1.0) million and ($0.6) million for the three and nine months ended September 30, 2012, respectively, compared to income tax recovery (expense) of $3.5 million and ($2.2) million for the same periods last year. Since the third quarter of 2011, we have taken a full valuation allowance against the deferred tax asset relating to Norwegian tax losses. The increase in the tax expense for the three months ended September 30, 2012 was primarily due to an income tax recovery of $3.1 million during the third quarter of 2011 relating to the loss on sale of the Scotia Spirit. The decrease in the tax expense for the nine months ended September 30, 2012 is primarily due to an income tax recovery of $3.1 million relating to the reversal of an uncertain tax position accrual in the second quarter of 2012.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures, is generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 5 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from; incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. As at September 30, 2012, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at September 30, 2012, our total cash and cash equivalents were $205.8 million, compared to $179.9 million at December 31, 2011. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $569.3 million as at September 30, 2012, compared to $202.3 million as at December 31, 2011. The increase in liquidity was primarily the result of the issuance in January 2012 of NOK 600 million ($101.4 million) senior unsecured bonds, the drawdown in February 2012 of a $130 million debt facility secured by the Piranema Spirit FPSO unit and the $219.5 million public offering of common units in September 2012, a portion of the net proceeds which were used to prepay existing revolving credit facility debt, partially offset by a reduction in the amount available for drawdown of our revolving credit facilities.

As at September 30, 2012, we had a working capital surplus of $44.7 million, compared to a working capital deficit of $80.5 million at December 31, 2011. The increase in the working capital surplus is primarily due to our September 2012 public offering and related use of proceeds to repay debt as described above.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. dollars)	Nine Months Ended September 30,
	2012	2011
Net cash flow from operating activities	200,620	203,002
Net cash flow used for financing activities	(160,306)	(92,318)
Net cash flow used for investing activities	(14,495)	(116,232)

Operating Cash Flows. Net cash flow from operating activities decreased to $200.6 million for the nine months ended September 30, 2012, from $203.0 million for the same period in 2011, due primarily to a decrease in changes in non-cash working capital items of $23.8 million, an increase of interest expense of $9.8 million, an increase in general and administrative expenses of $3.5 million, an increase in realized losses on non-designated derivative instruments of $3.2 million, a decrease of net revenues of $2.6 million, a decrease in other income of $2.0 million and an increase in foreign currency exchange loss of $1.1 million, partially offset by a decrease in dry docking costs of $14.6 million, a decrease in time-charter hire expense of $13.0 million, a decrease of vessel operating expenses of $9.8 million, a decrease in restructuring charge of $3.9 million and a decrease in income tax expense of $2.3 million.

The $23.8 million decrease in non-cash working capital items for the nine months ended September 30, 2012 compared to the same period last year is primarily due to the timing of settlements with related parties and the timing of payments made to vendors.

The $14.6 million decrease in dry docking costs for the nine months ended September 30, 2012 compared to the same period last year is primarily due to a decrease in the number of vessel dry dockings for the nine months ended September 30, 2012 compared to the same period last year.

All other changes are described above in the Results of Operations.

Financing Cash Flows. Net cash flow used for financing activities increased to $160.3 million for the nine months ended September 30, 2012, from $92.3 million for the same period in 2011. During the nine months ended September 30, 2012, scheduled debt repayments and prepayments on debt totaled $560.3 million. We used net proceeds from long-term debt of $266.8 million mainly to repay existing revolving credit facility debt and for general partnership purposes.

In July 2012, we issued 1.7 million common units to a group of institutional investors for net proceeds, including our general partner’s 2% proportionate capital contribution, of $45.9 million. We used the proceeds from the issuance of common units to partially finance the shipyard instalments for four newbuilding shuttle tankers.

In September 2012, we completed a public offering of 7.8 million common units (including 378,832 units issued upon exercise of the underwriters’ overallotment option) at a price of $27.65 per unit, for gross proceeds of $219.5 million (including our general partner’s $4.4 million proportionate capital contribution). Upon completion of the public offering, we had 80.1 million common units outstanding. We used the net proceeds of $211.5 million from the equity offering to repay a portion of our outstanding debt under our revolving credit facilities. As a result of the transaction, Teekay Corporation’s ownership of us decreased from 33.03% to 29.36%, including our general partner’s 2% interest.

During the nine months ended September 30, 2011, scheduled debt repayments and prepayments on debt totaled $211.8 million. Net proceeds from long-term debt were $420.6 million.

In July 2011, we issued 0.7 million common units to an institutional investor for net proceeds, including our general partner’s 2% proportionate capital contribution, of $20.4 million. We used the proceeds from the issuance of common units to partially finance the shipyard installments for the four newbuilding BG Shuttle Tankers.

Cash distributions paid by our subsidiaries to non-controlling interests during the nine months ended September 30, 2012 and 2011 totaled $5.8 million and $33.5 million, respectively. Cash distributions paid by us to our unitholders and our general partner during the nine months ended September 30, 2012 and 2011 totaled $116.7 million and $95.3 million, respectively. The decrease in distribution to non-controlling interests and increase in distributions to our unitholders were mainly attributed to our acquisition from Teekay Corporation of the remaining 49% interest in OPCO in early March 2011. Cash distributions on our outstanding common units and general partner interest related to the three months ended September 30, 2012 of $44.2 million were declared and subsequently paid on November 9, 2012.

Investing Cash Flows. During the nine months ended September 30, 2012, net cash flow used for investing activities was $14.5 million, primarily relating to expenditures for vessels and equipment, including the second installment payments of $33.5 million on three of the four newbuilding BG Shuttle Tankers and $10.7 million on various other vessel additions, partially offset by $16.5 million in proceeds from the sale of two vessels and scheduled lease payments of $13.2 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets.

During the nine months ended September 30, 2011, net cash flow used for investing activities was $116.2 million, primarily relating to expenditures for vessels and equipment, including the first installment payment of $44.6 million on our four newbuilding BG Shuttle Tankers, capital upgrades of $16.5 million to the Rio das Ostras and the final installment payment of $77.9 million for the Peary Spirit newbuilding shuttle tanker, partially offset by $13.4 million in proceeds from a vessel sale and scheduled lease payments of $15.6 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2012:

	Total	Balance of 2012	2013 and 2014	2015 and 2016	Beyond 2016
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Long-term debt (1)	1,533.8	26.5	917.2	166.0	424.1
Chartered-in vessels (Operating leases)	94.1	14.2	73.1	6.8	—
Newbuilding installments (2)	367.9	44.6	323.3	—	—
Purchase of Voyageur Spirit FPSO unit (3)	540.0	—	540.0	—	—

Norwegian Kroner-Denominated Obligations
Long-term debt (4)	209.6	—	104.8	—	104.8

Total contractual obligations	2,745.4	85.3	1,958.4	172.8	528.9

(1)	Excludes expected interest payments of $5.2 million (remainder of 2012), $32.8 million (2013 and 2014), $14.0 million (2015 and 2016) and $7.7 million (beyond 2016). Expected interest payments are based on LIBOR, plus margins which ranged between 0.30% and 3.25% as at September 30, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.
(2)	Excludes capitalized interest and miscellaneous construction costs. Please read Item 1 – Financial Statements: Note 11(d) – Commitments and Contingencies.
(3)	The purchase is subject to obtaining financing and the commencement of operations under a long-term charter with E.ON. We expect to finance the acquisition through the assumption of a new $330 million debt facility secured by the asset, a portion of the proceeds from our public offering completed in September 2012 and a $40 million equity private placement of common units to Teekay Corporation. Please read Item 1 – Financial Statements: Note 11(f) – Commitments and Contingencies.
(4)	Excludes expected interest payments of $3.9 million (remainder of 2012), $23.2 million (2013 and 2014), $16.7 million (2015 and 2016) and $0.7 million (beyond 2016). Expected interest payments are based on NIBOR, plus margins which ranged between 4.75% and 5.75% as at September 30, 2012. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our variable rate debt.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section of our Annual Report on Form 20-F are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a description of our material accounting policies, please read Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2011. As at September 30, 2012, there were no significant changes to accounting estimates or assumptions from those discussed in the Form 20-F, except for the decrease in the estimated useful life of six older shuttle tankers. Please read Item 1 – Financial Statements: Note 14 – Change in Accounting Estimate.

At September 30, 2012, the shuttle tanker segment had goodwill attributable to it. Based on conditions that existed at September 30, 2012, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	results of operations and revenues and expenses;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market and spot tanker charter rates;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation and our accepting the offers;

•	direct acquisitions from third parties and obtaining offshore projects, including future HiLoad DP projects, that we or Teekay Corporation bid on or may be awarded;

•	delivery dates of and financing for newbuildings, including the Voyageur Spirit FPSO and the HiLoad DP unit, or existing vessels;

•	vessel operating and crewing costs for vessels;

•	our entering into joint ventures or partnerships with companies;

•	the commencement of service of newbuildings or existing vessels;

•	the duration of dry dockings;

•	potential newbuilding order cancellations;

•	the future valuation of goodwill;

•	our liquidity needs;

•	our compliance with covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations; and

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; the inability of the joint venture between Teekay Corporation and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to us; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels of offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to purchase additional vessels, including the Voyageur Spirit FPSO; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2011. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2012

PART I – FINANCIAL INFORMATION

ITEM 3— QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. From time to time, we use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at September 30, 2012 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance of 2012	2013	2014	2015	2016	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	26.5	152.3	764.9	85.1	80.9	424.1	1,533.8	1,424.8	1.4%
Variable Rate (NOK) (3)	—	104.8	—	—	—	104.8	209.6	213.4	7.4%

Interest Rate Swaps:
Contract Amount (4)(5)	15.0	243.5	104.7	229.8	100.2	827.7	1,520.9	315.0	4.3%
Average Fixed Pay Rate (2)	4.1%	2.0%	4.4%	4.3%	4.4%	4.8%	4.3%

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of September 30, 2012 ranged between 0.30% and 3.25% based on LIBOR and between 4.75% and 5.75% based on NIBOR.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Norwegian Kroner-denominated debt and interest rate swaps are based on NIBOR
(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(5)	Includes an interest rate swap where the LIBOR rate receivable is capped at 3.5% on a notional amount of $98.5 million maturing in 2013.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At September 30, 2012, we were committed to the following foreign currency forward contracts:

	Contract Amount	Average	Expected Maturity
	in Foreign Currency	Forward	2012	2013
	(thousands)	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	352,000	5.91	$26,715	$32,848
British Pound	2,900	0.64	2,211	2,322
Euro	2,150	0.76	436	2,382

			$29,362	$37,552

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on its Norwegian Kroner-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest.

As at September 30, 2012, we were committed to the following cross currency swaps:

								Fair Value /
Amount	Amount	Reference		Reference			Fixed Rate	Asset	Remaining
NOK	USD	Rate	Margin	Rate		Margin	Payable	(Liability)	Term (years)
600,000	98,500	NIBOR	4.75%	LIBOR	(1)	5.04%		6,659	1.2
600,000	101,400	NIBOR	5.75%				7.49%	(50)	4.3

								6,609

(1)	LIBOR was subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5%. Please read Item 1 – Financial statements: Note 9 – Derivative Instruments and Hedging Activities.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at September 30, 2012, we were not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2012

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See “Item 8. Financial Information – Legal Proceedings” in our Annual Report on Form 20-F for the year ended December 31, 2011.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

On July 12, 2012, the Partnership issued 1.7 million common units to a group of institutional investors for net proceeds, including the General Partner’s 2% proportionate capital contribution, of $45.9 million. The Partnership used the proceeds from the issuance of common units to partially finance the shipyard instalments for four newbuilding shuttle tankers. The common units were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:

• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

• REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-174221) FILED WITH THE SEC ON MAY 13, 2011

• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: November 28, 2012	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)